Exhibit 99.1

Contact: Robert Lentz

              (614) 439-6006

SCI Engineered Materials, Inc. Reports

2024 First Quarter Results

COLUMBUS, Ohio (May 3, 2024) SCI Engineered Materials, Inc. (“SCI”) (SCIA: OTCQB), today reported financial results for the three months ended March 31, 2024. SCI is a global supplier and manufacturer of advanced materials for physical vapor deposition thin film applications who works closely with end users and OEMs to develop innovative, customized solutions.

Jeremy Young, President, and Chief Executive Officer stated “We are pleased with the Company’s record 2024 first quarter revenue. SCI continues to gain traction in multiple niche markets of the global photonics industry. During the first quarter of 2024 we purchased additional manufacturing equipment to meet growing demand for our products. SCI is solidly positioned to continue improving long-term performance through its innovative product portfolio and increased marketing and sales initiatives.”

Revenue

Revenue was a record $8,403,095 for the first three months of 2024 compared to $5,797,147 for the same period last year. Higher volume coupled with increased raw material costs were key factors that contributed to the 45% increase.

Order backlog was $4.4 million on March 31, 2024, compared to $5.1 million on the same date in 2023. Orders from customers serving multiple markets remain strong.

Gross profit

Gross profit for the 2024 first quarter increased 7% to $1,415,116 from $1,324,597 the prior year. Higher 2024 first quarter revenue was adversely impacted by increased raw material costs.

Operating expenses

Operating expenses (general and administrative, research and development (R&D), and marketing and sales) for the 2024 first quarter were $796,848 compared to $677,344 last year. Higher compensation and benefits, which included increased R&D and marketing and sales staff, plus ongoing research materials and supplies were key factors in the year-over-year increase.

Net interest income

Net interest income increased to $87,056 for the first three months of 2024 from $48,977 a year ago. A higher amount of cash in money market funds plus $2 million of investments in marketable securities benefited from increased interest rates.

Income taxes

Income tax expense was $160,000 for the 2024 first quarter versus $158,210 for the same period a year ago. The Company’s effective tax rate was 22.7% for the first three months of 2024 and 2023.

Net income

Net income was $545,324 for the first three months of 2024 compared to $538,020 a year ago. Higher operating expenses primarily offset increases in gross profit and net interest income versus the same period in 2023. Earnings per share were $0.12 for the first quarter of 2024 and 2023.

Cash and equivalents

Cash and equivalents were $5,465,327 on March 31, 2024, compared to $5,673,994 at 2023 year-end. There was also approximately $2.0 million of investments in marketable securities on March 31, 2024, and December 31, 2023. The slight decline in cash and equivalents during the first three months of 2024 was primarily attributable to the Company’s purchase of $176,534 of production equipment.

Debt outstanding

Total debt outstanding declined approximately 42% during the first three months of 2024 and was $28,710 on March 31, 2024, compared to $49,149 on December 31, 2023. This amount represents a current finance lease obligation that is anticipated to be repaid in full during the second half of this year.

About SCI Engineered Materials, Inc.

SCI Engineered Materials is a global supplier and manufacturer of advanced materials for PVD thin film applications who works closely with end users and OEMs to develop innovative, customized solutions. Additional information is available at www.sciengineeredmaterials.com or follow SCI Engineered Materials, Inc. at:

https://www.linkedin.com/company/sci-engineered-materials.-inc https://www.facebook.com/sciengineeredmaterials/

https://www.twitter.com/SciMaterials

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Those statements include, but are not limited to, all statements regarding intent, beliefs, expectations, projections, customer guidance, forecasts, plans of the Company and its management. These forward-looking statements involve numerous risks and uncertainties, including without limitation, other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings, including the Company's Annual Report on Form 10-K for the year ended December 31, 2023. One or more of these factors have affected and could affect the Company's projections in the future. Therefore, there can be no assurances that the forward-looking statements included in this press release will prove to be accurate. Due to the significant uncertainties in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company, or any other persons, that the objectives and plans of the Company will be achieved. All forward-looking statements made in this press release are based on information presently available to the management of the Company. The Company assumes no obligation to update any forward-looking statements.

SCI ENGINEERED MATERIALS, INC.

BALANCE SHEETS

	March 31,	December 31,
	2024	2023
ASSETS	(UNAUDITED)
Current Assets
Cash and cash equivalents	$5,465,327	$5,673,994
Investments - marketable securities, short term	500,000	1,000,000
Accounts receivable, less allowance for doubtful accounts	1,135,547	910,647
Inventories	3,685,041	4,654,398
Prepaid purchase orders and expenses	169,289	1,338,438
Total current assets	10,955,204	13,577,477

Property and Equipment, at cost	9,742,842	9,603,316
Less accumulated depreciation and amortization	(7,446,121)	(7,359,310)
Property and equipment, net	2,296,721	2,244,006

Other Assets
Investments, net - marketable securities, long term	1,508,478	994,478
Right of use asset, net	567,329	592,170
Other assets	77,056	78,289
Total other assets	2,152,863	1,664,937
TOTAL ASSETS	$15,404,788	$17,486,420

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Short term debt	$28,710	$49,149
Operating lease, short term	104,690	111,193
Accounts payable	351,945	385,489
Customer deposits	2,428,497	4,871,035
Accrued expenses	304,504	527,595
Total current liabilities	3,218,346	5,944,461

Deferred tax liability	146,391	69,846
Operating lease, long term	470,714	492,080
Total liabilities	3,835,451	6,506,387

Total shareholders' equity	11,569,337	10,980,033
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$15,404,788	$17,486,420

SCI ENGINEERED MATERIALS, INC.

STATEMENTS OF INCOME

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

	2024	2023

Revenue	$8,403,095	$5,797,147
Cost of revenue	6,987,979	4,472,550
Gross profit	1,415,116	1,324,597
General and administrative expense	482,261	432,413
Research and development expense	185,235	135,360
Marketing and sales expense	129,352	109,571
Income from operations	618,268	647,253
Interest income, net	87,056	48,977
Income before provision for income taxes	705,324	696,230
Income tax expense	160,000	158,210
NET INCOME	$545,324	$538,020
Earnings per share - basic and diluted
Income per common share
Basic	$0.12	$0.12
Diluted	$0.12	$0.12
Weighted average shares outstanding
Basic	4,534,801	4,525,103
Diluted	4,567,707	4,555,409

SCI ENGINEERED MATERIALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2024 AND 2023

(UNAUDITED)

	2024	2023
CASH (USED IN) PROVIDED BY:
Operating activities	$(11,694)	719,764
Investing activities	(176,534)	(147,721)
Financing activities	(20,439)	(24,840)
NET INCREASE (DECREASE) IN CASH	(208,667)	547,203

CASH - Beginning of period	5,673,994	3,947,966

CASH - End of period	$5,465,327	$4,495,169